March 13, 2019
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:     MPLX LP
        Registration Statement on Form S-3 (Registration No. 333-230172)
Ladies and Gentlemen:
On behalf of MPLX LP (the “Partnership”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-3 (File No. 333-230172) (the “Registration Statement”) of the Partnership be declared effective at 10:00 a.m. Eastern Time on Monday, March 18, 2019, or as soon thereafter as practicable. The Partnership respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.
Pease contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

By:	/s/ Molly R. Benson
Name:	Molly R. Benson
Title:	Vice President, Chief Securities, Governance & Compliance Officer and Corporate Secretary
cc:    Michael J. Solecki, Jones Day